

July 27, 2015

<u>Via E-mail</u>
Mr. Patrice de Talhouët
Chief Financial Officer
Coty Inc.
350 Fifth Avenue
New York, NY 10118

   Re: Coty Inc.
      Form 10-K for the Fiscal Year Ended June 30, 2014
      Filed August 28, 2014
      File No. 1-35964

Dear Mr. de Talhouët:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/ John Cash

             John Cash
             Accounting Branch Chief

cc: Melissa Sungela, Corporate Controller
    Via E-mail